SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period

COMMISSION FILE NUMBER: 1-5424

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

Atlantic Southeast Airlines, Inc. Investment Savings Plan Atlantic Southeast Airlines, Inc. 100 Hartsfield Centre Parkway, Suite 800 Atlanta, Georgia 30320

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Air Lines, Inc. Hartsfield International Airport Atlanta, Georgia 30320

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Audited Financial Statements
And Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)

[LETTERHEAD OF ERNST & YOUNG]

Report of Independent Auditors

Plan Administrator
Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 12, 2002

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets
Investments, at fair value	$53,048,172	$50,853,640

Contributions receivable:
Employer	2,228,965	1,762,468
Participant	226,505	178,205

Net assets available for benefits	$55,503,642	$52,794,313

See accompanying notes.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended
	December 31

	2001	2000

Additions to net assets attributed to:
Contributions:
Employer	$2,228,965	$1,762,468
Participant	7,490,203	5,502,408

	9,719,168	7,264,876

Investment income:
Dividends	669,780	3,997,791
Interest	110,183	153,303

	779,963	4,151,094

Total	10,499,131	11,415,970

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(5,648,842)	(9,498,916)
Distributions to participants	(2,096,394)	(3,871,203)
Administrative expenses	(44,566)	(35,890)

Total	(7,789,802)	(13,406,009)

Net increase (decrease) in net assets available for benefits	2,709,329	(1,990,039)
Net assets available for benefits:
Beginning of year	52,794,313	54,784,352

End of year	$55,503,642	$52,794,313

See accompanying notes.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

December 31, 2001

1.     Description of Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Atlantic Southeast Airlines, Inc. (the “Company”) who work at least 1,000 hours each year and have at least one year of service. Employees may enroll on January 1 or July 1 after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective October 1, 2000, employees became eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment. In addition, employees are eligible to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1 after 90 days of continuous employment.

Effective October 1, 2000, the Company added Delta Air Lines, Inc. (“Delta”) common stock as an investment option in the Plan.

The Company is a wholly-owned subsidiary of Delta.

Contributions

Participants are able to contribute up to 20% of pretax annual compensation, as defined by the Plan. Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may, in its sole discretion, make employer matching contributions up to 6% of a participant’s eligible compensation, as defined by the Plan. Based on years of service for participants, matching contributions range from 20% to 75%, regardless of the date of participation.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. Forfeitures used to reduce the Company’s matching contributions were $86,241 and $82,122 for the years ended December 31, 2001 and 2000, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and fund earnings. The allocations are based on participant earnings or account balances, as defined. A quarterly recordkeeping fee is charged to each participant’s account.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for four years of service, increasing to 20% per year thereafter until fully vesting after seven years of service.

Payment of Benefits

Upon termination, participants may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period. The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

Participants Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances. Loan terms range from 1 – 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, each participant’s account will become fully vested.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are presented on the accrual basis.

Valuation of Investments

Mutual funds and common stock are stated at fair value based on the quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

Administrative Expenses

The Company paid certain administrative expenses of the Plan.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

3.     Investments

During the years ended December 31, 2001 and 2000, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Year ended
	December 31

	2001	2000

Net appreciation (depreciation) in fair value of investments:
Delta Common Stock	$(462,273)	$133,625
Mutual Funds	(5,186,569)	(9,632,541)

	$(5,648,842)	$(9,498,916)

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets is as follows:

	December 31

	2001	2000

American Century Investments:
Ultra Fund	$20,442,311	$21,863,602
Premium Capital Reserve Fund	7,586,582	7,285,558
International Growth Fund	3,514,342	4,441,059
Equity Income Fund	4,717,855	3,324,320
Equity Index Fund	7,705,755	7,887,425

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

4.     Transactions with Parties-in-Interest

The Plan purchased 80,278 and 27,958 shares of Delta common stock with a fair value of $2,260,228 and $1,261,331 during the years ended December 31, 2001 and 2000, respectively. The Plan sold 10,010 and 3,730 shares of Delta common stock for proceeds of $324,475 and $179,138, resulting in a loss of $74,926 and a gain of $12,580 during the years ended December 31, 2001 and 2000, respectively.

The Plan held 94,496 and 24,228 shares of Delta common stock with a fair value of $2,764,943 and $1,216,537 as of December 31, 2001 and 2000, respectively.

Certain Plan investments are mutual funds managed by American Century. American Century is the Plan’s recordkeeper and therefore, these transactions qualify as party-in-interest.

5.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 29, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Plan No.: 001 EIN: 58-1354495
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

		(c)
	(b)	Description of Investment
	Identity of Issue,	including maturity date, rate of	(e)
	Borrower, Lessor or Similar	interest, collateral, par, or	Current
(a)	Party	maturity value	Value
*	American Century Investments	Premium Capital Reserve Fund	$7,586,582
*	American Century Investments	Short-Term Government Fund	1,013,813
*	American Century Investments	Balanced Fund	1,218,465
*	American Century Investments	Equity Index Fund	7,705,755
*	American Century Investments	Equity Income Fund	4,717,855
*	American Century Investments	International Growth Fund	3,514,342
*	American Century Investments	Ultra Fund	20,442,311
*	American Century Investments	Value Fund	2,656,944
*	Delta Airlines, Inc.	Common Stock	2,764,943
	Participant Loans	Interest rates from 7.45% to 9.1%
		Maturing through 2006	1,427,162

			$53,048,172

*	Indicates a party-in-interest to the Plan.

Note: Column (d) cost information is not applicable for participant directed investments.

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT PLAN

/s/ Charles J. Thibaudeau
	By:	Charles J. Thibaudeau Plan Administrator

Date: June 28, 2002